EXHIBIT 11

NB CAPITAL CORPORATION
COMPUTATION OF EARNINGS PER SHARE
(in thousands of US dollars, except per share amounts)

		Three-month period ended March 31, 2008	Three-month period Ended March 31, 2007

Net income		$6,978	$7,490
Deduct: Senior preferred stock and series A preferred stock dividends		6,269	6,270

	(A)	$709	$1,220
Common share outstanding	(B)	100	100

Earning per share	(A/B)	$7	$12